Exhibit 99.15

April 27, 2006

Via Facsimile and Email

Steve R. Cox

Chairman

FirstBank NW Corp.

1300 16th Avenue

Clarkston, WA  99403

Dear Mr. Cox:

Crescent Capital first made its offer to purchase all of the outstanding shares of FirstBank NW Corp. on February 1, 2006.  After almost three months, Crescent believes that FirstBank should provide its shareholders with answers to the questions listed below, which relate to the process being followed by FirstBank in evaluating Crescent’s proposal to acquire the company.  This letter also provides certain supplemental information to FirstBank about Crescent’s proposal.

Evaluation Process

•                  Has FirstBank formed a committee to evaluate Crescent’s proposal as well as FirstBank’s strategic plan?

•                  If a committee was formed, when was it formed?

•                  Who are its members?

•                  Are they independent directors?

•                  Has the committee met yet?

•                  What actions has the committee taken?

•                  How is FirstBank dealing with Article XII of FirstBank’s charter?  That provision requires that the Board consider, when evaluating a “Business Combination” the “social and economic effects of the transaction on … employees, depositors, loan and other customers, creditors and other elements of the communities in which the corporation and its subsidiaries operate or are located….”

Advisors

•                  Does FirstBank or any committee have outside advisors?

•                  If so, who are those persons and when were they engaged?

•                  If so, what are their roles?

•                  If so, what guidelines or directions have they been given?

•                  What constraints, if any, have been placed on their activities?

In addition, FirstBank’s press release dated February 1, 2006, stated that “FirstBank’s Board of Directors will, with the assistance of its outside advisors, carefully evaluate the Crescent proposal, and other alternatives available to the Company.”  In regard to this statement:

•                  What other alternatives are available to FirstBank?

•                  Does FirstBank intend to solicit proposals from other potential buyers to evaluate with Crescent’s proposal?

•                  If so, will procedures and a timetable governing submission of proposals be adopted to evaluate such proposals and communicated to all parties who submit proposals?

•                  If so, what criteria will be used to evaluate proposals?

Supplemental Information About Crescent’s Offer

We are providing the following supplemental information about Crescent’s offer:

•                  We used push down accounting in our pro forma capital compliance calculations.

•                  Our pro forma financial statements include estimates of purchase accounting adjustments based on your public information.  We want to conduct our due diligence to refine our estimates of purchase accounting adjustments.

•                  Crescent’s pro forma capital compliance calculations for three years are attached as Attachment A.

•                  Crescent has, for its pro forma financials, (1) included an adjustment to reflect all costs that FirstBank would incur in connection with an acquisition; and (2) not assumed any cost savings.

We look forward to your response.

Sincerely,

Crescent Capital VI, L.L.C.

Steven Wasson

Cc:          John L. Gentry

W. Dean Jurgens

Sandra T. Powell

Russell H. Zinner

Larry K. Moxley

Clyde E. Conklin

Attachment A

Pro Forma Capital Compliance Calculations

KEY RATIOS	Q4 06	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09	Q3 09
BANK

Tier 1 Capital / RWA Ratio	10.7%	10.7%	10.5%	10.1%	9.8%	9.9%	10.0%	10.2%	10.3%	10.5%	10.7%	10.9%
Total Capital / RWA Ratio	12.1%	12.1%	11.9%	11.6%	11.2%	11.3%	11.5%	11.6%	11.8%	12.0%	12.2%	12.4%
Leverage Ratio		5.4%	5.3%	5.2%	5.0%	4.9%	5.0%	5.1%	5.1%	5.2%	5.3%	5.4%

HOLDING COMPANY

Debt / Equity Ratio	25.6%	25.2%	24.8%	24.4%	24.0%	23.6%	23.0%	22.4%	21.8%	21.3%	20.7%	20.1%